Exhibit 99.1

RISK FACTORS

Capitalized terms not otherwise defined herein are defined in the Placer Sierra Bancshares’ definitive proxy statement filed with the Securities and Exchange Commission on April 27, 2007 (the “Placer Sierra 2007 Definitive Proxy Statement”). Other risk factors are set forth in the Placer Sierra Annual Report on Form 10-K for the year ended December 31, 2006.

The exchange ratio will not be fixed until after the annual meeting.

The exchange ratio depends on the Wells Fargo Measurement Price, which is defined in the merger agreement as the volume weighted average of the daily volume weighted average price of a share of Wells Fargo common stock on the New York Stock Exchange only as reported by Bloomberg LP for each of the 20 consecutive trading days ending on the fifth trading day immediately before the date the merger is completed, rounded to the nearest ten-thousandth. As a result, the vote on the proposal to approve the merger agreement will be held before the exchange ratio is known.

The Wells Fargo share price may fluctuate after the exchange ratio is fixed.

Any change in the price of Wells Fargo common stock after the exchange ratio is fixed will affect the value of the merger consideration that you will receive upon completion of the merger. Changes in the price of Wells Fargo common stock could result from a variety of factors, including general market and economic conditions, changes in Wells Fargo’s business, operations and prospects, and regulatory considerations.

There is no assurance when or even if the merger will be completed.

Completion of the merger is subject to satisfaction or waiver of a number of conditions. See “The Merger Agreement—Conditions to the Merger” on page 46 of the Placer Sierra 2007 Definitive Proxy Statement. There can be no assurance that Placer Sierra and Wells Fargo will be able to satisfy the closing conditions or that closing conditions beyond their control, such as the absence of pending or threatened litigation or events that could reasonably be expected to have a material adverse effect on their respective businesses, will be satisfied or waived.

Placer Sierra and Wells Fargo can agree at any time to terminate the merger agreement, even if Placer Sierra shareholders have already voted to approve the merger agreement. Placer Sierra and Wells Fargo can also terminate the merger agreement under other specified circumstances.

The merger agreement limits Placer Sierra’s ability to pursue alternative transactions to the merger and may require Placer Sierra to pay a termination fee if it does.

The merger agreement prohibits Placer Sierra and its directors, officers, representatives and agents from soliciting, authorizing the solicitation of or, subject to very narrow exceptions, entering into discussions with any third party regarding alternative acquisition proposals. The prohibition limits Placer Sierra’s ability to pursue offers that may be superior from a financial point of view from other possible acquirers. If Placer Sierra receives an unsolicited proposal from a third party that the Placer Sierra board of directors determines in good faith to be superior from a financial point of view to that made by Wells Fargo and the merger agreement is terminated, Placer Sierra will be required to pay Wells Fargo a $17,500,000 termination fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

Placer Sierra’s directors and executive officers might have additional interests in the merger.

In deciding how to vote on the proposal to approve the merger agreement, you should be aware that Placer Sierra’s directors and executive officers might have interests in the merger as individuals that are different from, or in addition to, the interests of Placer Sierra shareholders generally. See “The Proposed Merger—Additional Interests of Placer Sierra Management” on page 31 of the Placer Sierra 2007 Definitive Proxy Statement.

The value of Wells Fargo common stock could be adversely affected to the extent Wells Fargo fails to realize the expected benefits of the merger.

The merger will involve the integration of the businesses of Placer Sierra and Wells Fargo. It is possible that the integration process could result in the loss of key Placer Sierra employees, the disruption of Placer Sierra’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect Placer Sierra’s ability to maintain relationships with customers and employees. As with any bank merger, there also may be disruptions that cause Placer Sierra to lose customers or cause customers to take deposits out of Placer Sierra’s banks.

The market price of Wells Fargo common stock may be affected by factors different from those affecting Placer Sierra common stock.

Upon completion of the merger, holders of Placer Sierra common stock will become holders of Wells Fargo common stock. Some of Wells Fargo’s current businesses and markets differ from those of Placer Sierra and, accordingly, the financial results and condition of Wells Fargo after the merger may be affected by factors different from those currently affecting the financial results and condition of Placer Sierra. For information about the businesses of Wells Fargo and Placer Sierra and some factors to consider in connection with those businesses, see each company’s annual report on Form 10-K for the year ended December 31, 2006. See “Where You Can Find More Information” on page 63 of the Placer Sierra 2007 Definitive Proxy Statement.